[redacted]

15045358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SLCA Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Riverway, Suite 1010
(No. and Street)

Houston, (City) **Texas** (State) **77056** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cary M. Grossman, FINOP
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C. CPA
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900, Houston, Texas 77056-1973
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cary M. Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLCA Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIBEL ROBLES
Notary Public, State of Texas
My Commission Expires
March 03, 2018

Signature

Cary M. Grossman, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLCA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
SLCA Capital, LLC

We have audited the accompanying financial statements of SLCA Capital, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SLCA Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The 2014 Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the 2014 Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of SLCA Capital, LLC's financial statements. The supplemental information is the responsibility of SLCA Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 10, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To Management of
SLCA Capital, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of SLCA Capital, LLC (the Company) as of December 31, 2013, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLCA Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The 2013 schedules I and II on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 10, 2014

SLCA CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash and cash equivalents	$ 29,440	$ 27,229
Due from FINRA	1,292	-
	$ 30,732	$ 27,229

LIABILITIES AND MEMBER'S EQUITY

	2014	2013
Accrued expenses	$ 2,159	$ 2,750
Member's Equity	28,573	24,479
	$ 30,732	$ 27,229

SLCA CAPITAL, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues		
Investment banking and financial advisory fees	$ 383,750	$ 2,946,750
	383,750	2,946,750
Expenses		
Service fees and compensation paid to affiliates	89,235	2,786,417
Compensation paid to other registered representatives	290,857	-
Other	19,284	30,813
	399,376	2,817,230
Net income (loss)	$ (15,626)	$ 129,520

SLCA CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Balance, December 31, 2012	$	21,381
Distributions		(126,422)
Net income		129,520
Balance, December 31, 2013		24,479
Contributions		19,720
Net loss		(15,626)
Balance, December 31, 2014	$	28,573

SLCA CAPITAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities		
Cash received from customers and others	$ 383,750	$ 2,946,750
Service fees and compensation paid to affiliates	(89,235)	(2,786,417)
Compensation paid to other registered representatives	(290,857)	-
Other	(21,167)	(31,868)
Net cash provided by (used in) operating activities	(17,509)	128,465
Cash Flows From Financing Activities		
Contributions by member	19,720	-
Distributions to member	-	(126,422)
Net cash provided by (used in) financing activities	19,720	(126,422)
Net increase in cash and cash equivalents	2,211	2,043
Cash and cash equivalents-beginning of the year	27,229	25,186
Cash and cash equivalents-end of the year	$ 29,440	$ 27,229
Reconciliation of net income (loss) to net cash		
Provided by (used in) operating activities		
Net income (loss)	$ (15,626)	$ 129,520
Increase in due from FINRA	(1,292)	-
Decrease in accrued expenses	(591)	(1,055)
Net cash provided by (used in) operating activities	$ (17,509)	$ 128,465

SLCA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SLCA Capital, LLC (the Company) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. The Company has claimed an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). The Company was admitted as a member of FINRA in January 2012.

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Financial advisory fees and retainers are recognized in accordance with the terms contained in the Company's written engagement agreements. Placement Agent fees and other transaction related success fees are recognized when transactions close and receivables are recorded at that time.

Income Taxes - No provision has been made for federal income tax, since these taxes are the responsibility of the member. State margin tax is accrued and is included as a component of other expense, as required.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of operations.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 10, 2015, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2014.

NOTE B AGREEMENTS WITH RELATED PARTY

Expense Sharing Agreement
The Company entered into an Amended Expense Sharing and Administrative Services Agreement on January 1, 2014 with its sole member, Shoreline Capital Advisors, Inc. ("Shoreline") to provide administrative and operational services, facilities, furniture and payroll and pay all overhead expenses of the Company. Shoreline receives an incremental allocation services fee of $300 per month for such services. The service fees may be adjusted upon written notice by Shoreline. The agreement had an initial period of one year, is automatically renewable, and provides that either party may terminate the agreement by providing 30 days of advance notice. Under the prior agreement, the Company also paid Shoreline a proportional allocation service fee equal to 95% of the monthly adjusted net operating income (as defined in the agreement). Service fees paid to Shoreline amounted to $3,600 and $2,786,417 in 2014 and 2013, respectively.

Contingent And Discretionary Bonus Compensation Processing Agreement
The Company entered into a Contingent and Discretionary Bonus Compensation Processing Agreement on January 1, 2014 with its sole member, Shoreline Capital Advisors, Inc. ("Shoreline") to provide for Shoreline to process and be reimbursed for paying the Company's contingent compensation to its registered representatives. The agreement had an initial period of one year, is automatically renewable, and provides that either party may terminate the agreement by providing 30 days of advance notice. Fees paid to Shoreline to reimburse it for compensation processing amounted to $85,635 in 2014.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014 and 2013, the Company had net capital of $27,281 and 24,479, respectively, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2014 and 2013, respectively, was .08 to 1 and .11 to 1. The Securities and Exchange Commission permits the aggregate indebtedness to net capital ratio for the Company at this time to be no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

For the year ended December 31, 2014, two customers represented 100% of the Company's revenue. For the year ended December 31, 2013, one customer represented 100% of the Company's commission revenue.

NOTE E COMMITMENT

In May 2014, the Company entered into an independent contractor agreement with a registered representative ("Contractor") in which the Contractor is paid 85% of the investment banking fees ("Basic Compensation") he generates for the Company. The Company's retention of the remaining 15% ("Retention") is limited to $150,000 from any single transaction and $400,000 in any calendar year. The Contractor is entitled to be paid the amount by which any investment banking fees exceed the Retention in addition to the Basic Compensation. For the year ended December 31, 2014, the Company paid the contractor $290,857.

SLCA CAPITAL, LCC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2014 and 2013

	2014	2013
NET CAPITAL		
Total member's equity qualified for net capital	$ 28,573	$ 24,479
Total capital and allowable subordinated liabilities	28,573	24,479
Deductions and/or charges		
Nonallowable assets:	(1,292)	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	27,281	24,479
Haircuts on securities	-	-
Net capital	$ 27,281	$ 24,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 144	$ 183
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000	$ 5,000
Excess net capital	$ 22,281	$ 19,479
Ratio: Aggregate indebtedness to net capital	.08 to 1	.11 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 and 2013, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

Net capital, as reported in the Company's 2014 Focus Part IIA (unaudited)	$ 28,573
Reconciling itiems:	
Nonallowable asset affecting net capital	(1,292)
Net capital per above (and per amended 2014 Focus Part IIA)	$ 27,281

SLCA CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3
DECEMBER 31, 2014 and 2013

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

SLCA CAPITAL, LLC

EXEMPTION REPORT

2014

SLCA CAPITAL, LLC's Exemption Report

SLCA CAPITAL, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

SLCA CAPITAL, LLC

I, Cary Grossman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Cary Grossman
President
SLCA Capital, LLC

February 10, 2014

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
SLCA Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SLCA Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SLCA Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions), and (2) SLCA Capital, LLC stated that SLCA Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SLCA Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SLCA Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 10, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com